Form 10-K, Exhibit 13
HARPER GROUP INC /DE/
filed 1995-03-31
CIK 45674

SELECTED FINANCIAL DATA
Harper Group, Inc., and Subsidiaries
(Dollars in thousands, except per share and employee amounts)
                    1994          1993          1992          1991         1990
Revenue

Air freight
  forwarding    $313,012  67% $282,031  66% $272,159  63% $279,734  62% $280,128  61%
Customs
  brokerage and
  other           77,694  16    62,066  14    66,692  15    62,337  14    55,459  12
Ocean
  freight
  forwarding      78,842  17    85,841  20    92,817  22   111,359  24   120,486  27

Total           $469,548 100% $429,938 100% $431,668 100% $453,430 100% $456,073 100%

Net revenue

Air freight
  forwarding    $ 87,467  45% $ 86,322  47% $ 89,919  46% $ 87,719  46% $ 86,512  47%
Customs
  brokerage and
  other           77,694  40    62,066  34    66,692  34    62,337  33    55,459  30
Ocean
  freight
  forwarding      28,978  15    34,065  19    38,089  20    38,964  21    41,033  23

Total           $194,139 100% $182,453 100% $194,700 100% $189,020 100% $183,004 100%

Income
  from
  operations(C) $ 23,739      $ 15,166      $  8,691      $ 21,193      $ 21,262

Net income(A,B,C) 16,706        19,094         4,969        16,663        16,708

Net income
  per share         1.02          1.15           .30          1.02          1.05

Dividends
  declared per
  share              .21           .20           .20          .187          .153

At December 31:
Working
  capital       $ 42,674      $ 32,241      $ 22,502      $ 42,810      $ 47,974

Marketable
  securities      41,660        47,869        35,823        23,781         9,801

Total assets     324,464       302,920       297,240       317,740       289,352

Long-term
  obligations     31,867        22,561        26,079        33,000        32,398

Stockholders'
  equity        $151,349      $145,175      $130,702      $131,305      $105,894

Number of
  employees        3,150         3,025         3,175         3,279         3,534

(A) 1993 includes an after-tax gain on sale of Intercargo stock of $2,874,000 ($.17 per share)
(B) 1993 and 1990 include after-tax gains on sales of real property in Hong Kong of $1,812,000 ($.11 per share) and in Tokyo, Japan of $552,000 ($.03 per share), respectively.
(C) 1992 includes special charges of $14.7 million resulting in an after-tax loss of $12.6 million ($.75 per share). See Note 2 of Notes to Consolidated Financial Statements.

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

The Harper Group, Inc and Subsidiaries

Results of Operations

1994 versus 1993

Revenue in 1994 increased by $39.6 million or 9%.

Air freight revenue in 1994 increased 11%, or $31.0 million, over the 1993 level. This increase reflects a moderate increase in the number of shipments from North America, the Far East, and the Middle East offset by a moderate decrease in shipments from Australasia and Latin America. Shipments from Europe remained consistent with the 1993 level, while weight per shipment in 1994 increased 10% over the prior year.

Customs brokerage and other revenue for 1994, which also includes warehousing, distribution and other logistics services, increased by 25%, or $15.6 million, as a result of positive contributions from all geographic areas. Revenue growth from North America was substantial, approaching 40%. This growth can be directly attributed to increased management emphasis on providing a full range of logistics, warehousing and distribution services to global customers.

Ocean freight revenue declined 8%, or $7.0 million, as a result of a decrease in the number of shipments and average revenue per shipment. Since 1991, management has de-emphasized certain ocean business in Europe due to its correspondingly lower contributions to income from operations.

Air freight net revenue increased 1% over the 1993 level as a result of increased shipments and weight per shipment offset by reduced yields.

Ocean freight net revenue decreased 15% as a result of a decline in the number of shipments and average revenue per shipment.

Salaries and related costs increased 5% during 1994 over 1993 as a result of an increase in the number of employees.

Administrative and selling costs decreased 2% during 1994 as a result of continued efforts on cost control programs.

Other income-net decreased from 1993 as a result of the sale of the Company's equity investments in Intercargo Corporation in 1993, increased interest expense due to increased rates and reduced earnings from the Company's investment portfolio in 1994.

Taxes on income increased as a result of increased earnings in higher tax rate countries.

1993 versus 1992

Air freight revenue increased in 1993 from 1992 by 4% as a result of slight increases in the number of shipments, and revenue per shipment.

Customs brokerage and other revenue decreased in 1993 from the 1992 level primarily due to fewer entries in Europe. The general weakness in all European economies and the elimination of intra-
European customs borders, at the beginning of 1993, affected this source of revenue.

Ocean freight revenue in 1993 decreased from 1992 by 8% as a result of reduced shipments and average rate per shipment.

Air freight net revenue decreased in 1993 by 4% over the 1992 period due to a decrease in the average rate per shipment, which more than offset a slight increase in volume.

Ocean freight net revenue decreased from 1992 as a result of a decline in the average rate per shipment and number of shipments.

Salaries and related costs decreased in 1993 as a result of a 5% decline in the number of employees.

Administrative and selling costs decreased as a result of a continued consolidation of companies and offices into fewer facilities.

In 1992 the Company recorded special charges of $14.7 million ($12.6 million after tax). These charges principally resulted from provisions for doubtful accounts of approximately $2.6 million, write downs of investments in affiliates of $2.1 million, accrual of costs for unfavorable leases of $1.8 million, write-off of software development costs of $0.8 million, restructuring costs of approximately $0.8 million, and other write-offs primarily related to the Company's foreign operations of $6.6 million.

Other income-net increased in 1993 as a result of a gain on the sale of the Company's Intercargo Corporation stock, increases in investment income primarily as a result of gains on sales of interest sensitive securities, and a reduction of interest expense resulting from lower debt balances and interest rates. During 1993, the Company sold a building and warehouse facility in Hong Kong, which contributed $1.8 million to other income.

The effective tax rate for 1993 and 1992 was 32% and 33%, respectively, excluding the impact of the special charges on the 1992 effective rate.

Liquidity and Capital Resources

Commercial paper issued and outstanding at the end of 1994 and 1993 was $25 million and $20 million, respectively. The Company has a commercial paper line of credit of $25 million together with short-term lines of credit of up to $25 million which management believes is adequate to supplement cash flow from operations, fund its capital expenditure needs and pay dividends.

Capital expenditures for 1994 and 1993 were $17 million and $16 million respectively representing investment in new facilities in 1994 and information and telecommunication technologies in 1994 and 1993. The Company will continue to invest in these technologies when the expenditure will improve customer service and or profitability.

During 1994 the Company adopted common share repurchase programs whereby the Company may purchase in the open market from time to time, up to 1,000,000 shares of its common stock. At December 31, 1994, the Company had repurchased and retired 500,000 shares of its common stock at an average purchase price of $14.34 per share.

During 1994 the Company's Board of Directors approved a Shareholder Rights Plan and declared a dividend of one preferred share purchase right for each outstanding share of the Company's common stock.
See Note 8 of Notes to Consolidated Financial Statements.

During the fourth quarter, the Board of Directors approved an increase to the Company's previous dividend level of 10%, providing for a semi-annual dividend of $0.11 per share.

THE HARPER GROUP, INC. AND SUBSIDIARIES
CONSOLIDATED INCOME STATEMENTS
(in thousands except per share amounts)

Year ended December 31
                                   1994        1993        1992

Revenue                       $ 469,548   $ 429,938   $ 431,668
Freight consolidation costs     275,409     247,485     236,968
                               --------    --------    --------
Net revenue                     194,139     182,453     194,700
                               --------    --------    --------
Other costs and expenses:
Salaries and related            104,146      99,605     103,322
Operating, selling and
administrative                   66,254      67,682      68,007
Special charges (Note 2)              -           -      14,680
                               --------    --------     -------
Total other costs
and expenses                    170,400     167,287     186,009
                               --------    --------     -------
Income from operations           23,739      15,166       8,691
Other income - net (Note 10)      4,033      13,076       2,977
                               --------    --------     -------
Income before taxes on income    27,772      28,242      11,668
Taxes on income                  11,066       9,148       6,699
                               --------    --------    --------
Net income                    $  16,706   $  19,094   $   4,969
                               ========    ========    ========
Net income per share          $    1.02   $    1.15   $     .30
                               ========    ========    ========
Weighted average common
shares outstanding               16,428      16,602      16,687
                               ========    ========    ========

See Notes to Consolidated Financial Statements

THE HARPER GROUP, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(in thousands, except share and per share amounts)

December 31

                                            1994              1993
ASSETS
Current assets:
  Cash and equivalents                $   18,135       $    11,302
  Short-term investments                   2,126             2,026
  Accounts receivable
    Trade                                153,408           141,188
    Other                                  4,670             5,368
                                       ---------        ----------
      Total                              158,078           146,556
    Less allowance for doubtful accounts   4,414             5,982
                                       ---------        ----------
      Accounts receivable-net            153,664           140,574
  Other current assets                     4,791             6,606
  Income taxes receivable                      -                67
                                       ---------         ---------
      Total current assets               178,716           160,575

Property:
  Land                                    21,836            19,649
  Buildings and improvements              69,606            58,909
  Equipment and furniture                 51,008            48,323
                                       ---------         ---------
      Total                              142,450           126,881
  Less accumulated depreciation           55,032            48,376
                                       ---------         ---------
      Property-net                        87,418            78,505
Marketable securities (Note 3)            41,660            47,869
Other assets                              16,670            15,971
                                       ---------         ---------
Total Assets                          $  324,464        $  302,920
                                       =========         =========

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Notes payable to banks              $   14,385        $   11,633
  Accounts payable                        93,384            91,514
  Accrued salaries                         7,274             7,294
  Dividends payable                        1,775             1,663
  Other current liabilities               19,224            16,230
                                       ---------         ---------
    Total current liabilities            136,042           128,334

Deferred income taxes                      5,206             6,850
Long-term notes payable (Note 5)          31,867            22,561
Commitments and contingencies (Note 7)         -                 -
Stockholders' equity:
Preferred stock,  $1 par: shares
   authorized, 1,000,000                       -                 -
Common stock, $1 par: shares
   authorized, 40,000,000; shares
   issued and outstanding:
   1994, 16,132,678; 1993,
   16,625,803 (Note 8)                    18,600            25,686

Retained earnings                        140,063           126,770
Unrealized change in value of
   marketable securities (Note 3)         (2,657)               -
Cumulative translation adjustments        (4,657)           (7,281)
                                       ---------         ---------
Total stockholders' equity               151,349           145,175
                                       ---------         ---------
Total liabilities and stockholders'
equity                                $  324,464        $  302,920
                                       =========         =========


See Notes to Consolidated Financial Statements

THE HARPER GROUP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDER'S EQUITY
For the years ended December 31, 1994, 1993 and 1992
(in thousands, except share and per share amounts)
                                                 Cumula-
                                      Unrealized    tive
                                       Change in Transl-     Total
                                        Value of   ation    Stock-
              Common Stock   Retained Marketable Adjust-  holders'
              --------------
              Shares  Amount Earnings Securities   ments    Equity
Balance
December 31,
1991      16,569,967 $25,101 $109,351          - $(3,147) $131,305
Net
  income           -       -    4,969          -       -     4,969
Cash
  dividends
  ($.20 per
  share)           -       -   (3,321)         -       -    (3,321)
Option-related
  tax benefit      -      21        -          -       -        21
Exercise of
  stock
  options     28,558     279        -          -       -       279
Foreign
  currency
  translation      -       -        -          -  (2,551)   (2,551)
------------------------------------------------------------------
Balance
December 31,
1992      16,598,525  25,401  110,999          -  (5,698)  130,702
Net
  income           -       -   19,094          -       -    19,094
Cash
  dividends
  ($.20 per
  share)           -       -   (3,323)         -       -    (3,323)
Option-related
  tax benefit      -      17        -          -       -        17
Exercise of
  stock
  options     27,278     268        -          -       -       268
Foreign
  currency
  translation      -       -        -          -  (1,583)   (1,583)
------------------------------------------------------------------

Balance
December 31,
1993      16,625,803  25,686  126,770          -  (7,281)  145,175
Net unrealized
  change in
  value of
  marketable
  securities at
  January 1, 1994  -       -        -        $10       -        10
Net
  income           -       -   16,706          -       -    16,706
Cash
  dividends
  ($.21 per
  share)           -       -   (3,413)         -       -    (3,413)
Option-related
  tax benefit      -       6        -          -       -         6
Exercise of
  stock
  options      6,875      80        -          -       -        80
Repurchase of
  common
  stock     (500,000) (7,172)       -          -       -    (7,172)
Change in value
  of marketable
  securities       -       -        -     (2,667)      -    (2,667)
Foreign currency
  translation      -       -        -          -   2,624     2,624
------------------------------------------------------------------
Balance
December 31,
1994      16,132,678 $18,600 $140,063    $(2,657)$(4,657) $151,349
==================================================================
See Notes to Consolidated Financial Statements

THE HARPER GROUP, INC. AND SUBSIDIARIES
CONSOLIDATED  STATEMENTS  OF  CASH FLOWS
(in thousands)
                                      Years ended December 31
                                   1994         1993         1992
Operating activities:
Net income                     $ 16,706     $ 19,094     $  4,969
Adjustments to reconcile net
  income to net cash provided
  by operating activities:
    Special charges (Note 2)          -            -       14,680
    Depreciation and
      amortization               10,005        9,717        9,985
    Provision for doubtful
      accounts                    2,239        3,418        5,204
    Deferred income taxes          (150)      (1,553)         722
    Gains on sales of real
      property, investments,
      equipment and equity
      investments                (1,261)      (7,590)           -
  Equity in earnings of
      affiliates                 (1,157)        (641)      (1,284)
  Other                             609          564            -
  Net effect of changes in:
    Accounts receivable         (17,617)      (8,832)         926
    Other current assets          1,882        2,197          195
    Accounts payable              2,149       (2,426)     (11,096)
    Other current
      liabilities                 3,312         (813)      (6,396)
                               --------     --------     --------
Net cash provided by
operating activities             16,717       13,135       17,905
                               --------     --------     --------
Investing activities:
Proceeds from sales of property   2,923       14,421            -
Proceeds from sales of
  equity investments              1,007       12,413            -
Proceeds from sales of
  marketable securities          25,301       61,390       15,702
Purchases of marketable
  securities                    (23,085)     (73,436)     (27,575)
Short-term investments-net         (100)         559        6,163
Capital expenditures            (16,817)     (15,840)     (12,823)
Acquisition of businesses        (1,458)           -            -
Other                              (263)         279         (229)
                               --------     --------     --------
Net cash used in
  investing activities          (12,492)        (214)     (18,762)
                               --------     --------     --------

Financing activities:
Issuance (repayment) of
  long-term notes payable - net   9,306       (3,518)     (12,000)
Increase (decrease) in
  notes payable                   2,752         (609)       4,083
Payments of dividends            (3,301)      (3,323)      (3,321)
Proceeds from exercise of
  stock options                      86          268          279
Common stock repurchase          (7,172)           -            -
                               --------     --------     --------
Net cash provided by (used in)
  financing activities            1,671       (7,182)     (10,959)
                               --------     --------     --------
Effect of exchange rate
  changes on cash                   937         (651)      (1,955)
                               --------     --------     --------
Increase (decrease) in cash
  and equivalents              $  6,833     $  5,088     $(13,771)
                               ========     ========     ========
Cash and equivalents at
  beginning of year            $ 11,302     $  6,214     $ 19,985
Increase (decrease) in cash
  and equivalents                 6,833        5,088      (13,771)
                               --------     --------     --------
Cash and equivalents at
  end of year                  $ 18,135     $ 11,302     $  6,214
                               ========     ========     ========
Cash paid for interest expense $  3,206     $  2,463     $  3,313
                               ========     ========     ========
Cash paid for income taxes     $  7,645     $ 10,884     $ 10,581
                               ========     ========     ========
See Notes to Consolidated Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS the Harper Group, Inc. and Subsidiaries

Note 1 - Significant Accounting Policies

Principles of Consolidation - The accompanying consolidated financial statements include the Harper Group, Inc. and its majority-owned subsidiaries (the Company). Investments in 50% or less owned affiliates are accounted for by the equity method. All significant intercompany balances and transactions have been eliminated.

Cash and Equivalents include demand deposits and investments with original maturities of three months or less.

Short-term Investments include deposits of cash in interest bearing securities which have maturities of greater than 90 days and less than one year.

Property is stated at cost, and depreciation is computed principally by the straight-line method at rates based on the estimated useful lives of the various classes of property.
Building improvements are depreciated over their estimated useful lives or the terms of the related lease, whichever is shorter.

Revenue Recognition - Revenue and expenses related to the transportation of freight are recognized at the time the freight departs the terminal of origin. Customs brokerage and other revenue is recognized upon completing the documents necessary for customs clearance.

Revenue realized as an indirect air carrier or an ocean freight consolidator includes the direct carrier's charges to the Company for carrying the shipment. Revenue realized in other capacities includes only the commissions and fees received.

Net Income Per Share is based upon the weighted average common shares outstanding during the period. The dilutive effect of outstanding common stock options is not material.

Taxes on Income - Under Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes," the Company provides a deferred tax expense or benefit equal to the net change in the deferred tax assets and liabilities during the year. Deferred income taxes represent tax credit carryforwards and future tax effects resulting from temporary differences between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

Foreign Currency Translation - Most foreign assets and liabilities are translated using month-end exchange rates. The impact of exchange rate changes is shown as "Cumulative Translation
Adjustments" in stockholders' equity. Gains and losses from foreign exchange transactions are included in net income.

Fair Value of Financial Instruments - The fair values presented throughout these financial statements have been estimated using appropriate valuation methodologies and market information available as of December 31, 1994 and 1993. However, considerable judgment is required in interpreting market data to develop estimates of fair value, and the estimates presented are not necessarily indicative of the amounts that the Company could realize in a current market exchange. The use of different market assumptions or estimation methodologies could have a material effect on the estimated fair values. Additionally, the fair values presented throughout these financial statements have been estimated at year end. Current estimates of fair value may differ significantly from the amounts presented.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

Cash and equivalents, accounts receivable and payable, short-term investments and notes payable to banks-The carrying amounts of these items approximates fair value.

Marketable securities-The fair value is based on quoted market prices. As discussed in Note 3, these securities are recorded at fair value.

Long-term notes payable-The fair value of the Company's long-term debt is estimated based on quoted market prices for the same or similar issues or on the current rates offered to the Company for debt of the same remaining maturities. The carrying amounts of these items approximate their fair value.

Note 2 - Special Charges

In 1992 the Company recorded charges of $14.7 million ($12.6 million after tax or $.75 per share). The charges principally result from provisions for doubtful accounts of approximately
$2.6 million, write-downs of investments in affiliates of $2.1 million, accruals for unfavorable leases of $1.8 million, write-off of software development costs of $0.8 million, restructuring costs of approximately $0.8 million, and other write-offs primarily related to the Company's foreign operations of $6.6 million.

Note 3 - Marketable Securities

Effective January 1, 1994 the Company adopted SFAS No. 115 ("Accounting for Certain Investments in Debt and Equity Securities"). The statement requires that debt securities, other than those that the Company has the ability and intent to hold to maturity, and equity securities management has designated as available for sale be carried at fair value. Changes in the fair value of marketable securities are presented in the stockholders' equity section of the balance sheet under the caption "Unrealized change in value of marketable securities", net of deferred taxes. During the twelve months ended December 31, 1994 the unrealized loss in marketable securities increased by $4,143,000. Management has designated marketable securities as available for sale.

At December 31 and January 1, 1994 the aggregate fair value, gross unrealized (gains) losses, and amortized cost of marketable securities were as follows (in thousands):

                         December 31, 1994  January 1, 1994
Debt Securities
Fair Value                       $  34,434        $  34,163
Amortized Cost                      37,104           34,129
                                 ---------        ---------
Unrealized (Gain)/Loss           $   2,670        $     (34)
                                 =========        =========
Equity Securities
Fair Value                       $   7,226        $  13,696
Cost                                 8,709           13,740
                                 ---------        ---------
Unrealized Loss                  $   1,483        $      44
                                 =========        =========
As of December 31, 1994 unrealized gains are not material.

Contractual maturities of the fair value of long-term debt securities as of December 31, 1994

Within five years                $  25,474
From six to seven years          $   8,960

Note 4 - Borrowing Capacity

At December 31, 1994, the Company had additional borrowing capacity from lines of credit totaling approximately $11 million.

At December 31, 1994, the weighted average short-term borrowing rate was 7.0%

Note 5 - Long-term Notes Payable

Long-term notes payable included commercial paper of $25 million and $20 million at December 31, 1994 and 1993 respectively.

The commercial paper is supported by a $25 million backup facility line of credit which is renewed each month for a thirteen month period. Although the commercial paper is issued on a short-term basis, it is classified as long-term because the Company intends to reissue such paper as it matures. At December 31, 1994 and 1993, the weighted average interest rate of outstanding commercial paper was 5.6% and 3.4%, respectively.

At December 31, 1994 and 1993 the Company had long-term notes payable of approximately $6.9 million and $2.6 million, respectively, with a weighted average interest rate of 7.1% and 7.8%, respectively. These notes are secured by real property.

Principal payments on long-term notes that mature in 1995 are classified as notes payable to banks. Principal payments for 1996 through 1999 are approximately $2.6 million, $1.8 million, $0.7 million, and $1.8 million, respectively. Principal repayments for 2000 through 2002 are approximately $0.1 million.

Note 6 - Lease Commitments

At December 31, 1994, commitments on long-term operating lease agreements for facilities require the following minimum annual rentals:

(in thousands)
1995                  $  5,538
1996                     3,902
1997                     3,400
1998                     2,999
1999                     2,283
2000 and subsequent     36,386
                        ------
Total                 $ 54,508
                        ======

Rental expense under such leases was $7,311,000 in 1994, $9,377,000 in 1993, and $10,431,000 in 1992, net of rents from subleases of $755,000, $219,000, and $101,000, respectively. Total rental expense (including the foregoing leases) was $9,123,000 in 1994, $11,114,000 in 1993, and $11,831,000 in 1992.

Note 7 - Contingencies

The Company is party to routine litigation incidental to its business, primarily claims for goods lost or damaged in transit or improperly shipped. Some of the lawsuits to which the Company is a party are covered by insurance and are being defended by the Company's insurance carriers. It is management's opinion that such litigation will not have a material adverse effect on the Company's consolidated financial position or results of operations.

Note 8 - Common Stock

The 1982 Stock Option Plan (amended in 1990) and the 1990 Stock Option Plan provide for the granting of non-qualified or incentive stock options to directors, officers and key employees for a maximum of 956,250 common shares at not less than fair market value on date of the grant. The Human Resources and Compensation Committee of the Board of Directors determines the exercise period for the options. Under these plans stock options are generally issued within the restriction that no option may be exercised before three years from date of grant nor later than ten years from date of grant.

During 1993, 146,450 options were repriced from $22.00 per share to $16.00 per share. During 1994, 37,500 options were repriced from $19.00 per share to $16.00 per share.

The 1994 Omnibus Equity Incentive Plan provides for the granting of stock options, stock appreciation rights, restricted stock awards, performance unit awards and performance share awards to key employees and consultants of the Company for a maximum amount of 750,000 common shares. Stock options under this plan are generally issued at an option price at not less than fair market value on the date of grant. Stock options under this plan are generally issued within the restriction that no option may be exercised before one year from date of grant nor later than ten years from the date of grant.

A summary of stock option transactions follows:

                                       Shares      Option price
                                 under option         per share
Outstanding at December 31, 1991      239,478   $ 7.89 - $17.33
  Granted                             231,500    14.75 -  22.00
  Exercised                           (28,651)    7.89 -  10.67
  Canceled                            (50,033)    7.89 -  22.00
                                      -------
Outstanding at December 31, 1992      392,294     7.89 -  22.00
  Granted                             126,000    12.75 -  16.50
  Exercised                           (27,278)    7.89 -  10.67
  Canceled                            (39,701)   10.67 -  22.00
                                      -------
Outstanding at December 31, 1993      451,315     9.67 -  16.00
  Granted                             458,750    13.00 -  17.00
  Exercised                            (6,875)   10.54 -  14.25
  Canceled                           (138,871)   10.54 -  16.00
                                      -------
Outstanding at December 31, 1994      764,319     9.67 -  17.00
                                      =======

December 31                              1994      1993      1992
Options available for grant           546,072   115,951   202,250
Options exercisable                   130,620    97,726    83,643

During 1994 the Company adopted common share repurchase programs whereby the Company may purchase in the open market from time to time, up to 1,000,000 shares of its common stock. Through December 31, 1994, the Company had repurchased and retired 500,000 shares of its common stock at an average purchase price of $14.34 per share.

During October 1994, the Company adopted a Shareholder Rights Plan and declared a dividend distribution of one preferred share purchase Right for each outstanding share of the Company's common stock. Each Right will entitle stockholders to buy one one-hundredth of a share of a new series of junior participating preferred stock at an exercise price of $53.00.

The Rights will become exercisable if, without approval of the Board of Directors, a person or group acquires 20% or more of the Company's common stock (or a lesser percentage set by the Board in the case of a person determined to present certain specific risks to the Company and its stockholders, as defined in the plan) or announces a tender offer the consummation of which would result in ownership of 20% or more of the common stock.

If a person or group does acquire 20% or more of the Company's stock (or such lesser percentage as has been set with respect to a specific person) each Right unless redeemed will entitle its holder to purchase, at the Right's then current exercise price, a number of the common shares of the Company having a market value at that time of twice the Right's exercise price.

The Company will be entitled to redeem the Rights at .01 cents per Right at any time before a 20% position (or such lesser percentage as has been set with respect to a specific person) has been acquired. Until the Rights become exercisable, Rights certificates will not be sent to stockholders and the Rights will automatically trade with the common stock.

Note 9 - Taxes on Income

Taxes on income include the following:

(in thousands)     1994     1993     1992
Federal:
  Current       $ 7,476  $ 8,192  $ 4,045
  Deferred       (1,892)  (2,245)   1,787
State:
  Current           979    1,787    1,426
Foreign:
  Current         2,761      722      506
  Deferred        1,742      692   (1,065)
                -------------------------
    Total       $11,066   $9,148   $6,699
                =========================

Significant components of the Company's net deferred tax liability are as follows:

December 31, (in thousands)          1994          1993

Deferred tax liabilities:
Undistributed earnings
  of subsidiaries                 $11,211       $12,914
Accelerated depreciation            4,322         3,917
Gain on sale of property            1,701         1,701
Investment in Subsidiary              232           621
                                  ---------------------
                                   17,466        19,153
                                  ---------------------
Deferred tax assets:
Intercompany billings               6,462         6,462
Foreign operating loss
  carryforwards - net                   -         1,553
Bad debts                           1,137         1,353
Unfavorable leases                    243           432
Vacation pay                          599           533
Incentive compensation                519           625
Insurance claims reserves           1,347           753
Valuation of marketable
  securities                        1,496             -
Other                                 457           592
                                  ---------------------
                                   12,260        12,303
                                  ---------------------
Net deferred tax liability        $ 5,206       $ 6,850
                                  =====================

Deferred income taxes resulted from the following temporary differences:

(in thousands)                             1992
                                           ----
Undistributed earnings of affiliates     $  752
Bad debts                                  (252)
Accelerated depreciation                   (385)
Incentive compensation                      142
Insurance loss reserves                     385
Intercompany billings                       (56)
Investment in subsidiary                  1,063
Unfavorable leases                         (593)
Other                                      (334)
                                          -----
  Total                                  $  722
                                          =====
Taxes on income were different than the amount computed by applying the United States federal statutory income tax rate. Such differences are summarized as follows:

(in thousands)                          1994       1993       1992
                                     -----------------------------
Computed at:                             35%        35%        34%
                                     $ 9,720    $ 9,885    $ 3,967
Increases (decreases)
resulted from:
Foreign taxes lower
  than federal rate                     (756)    (1,421)    (1,131)
State taxes on income,
  net of federal income
  tax effect                             636      1,162        931
Non-deductible items:
  Special charges
  (see Note 2)                             -          -      2,871
  Other                                  244        229        395
Foreign net operating losses           1,512       (356)       251
Other                                   (290)      (351)      (585)
                                     -----------------------------
Total                                $11,066    $ 9,148    $ 6,699
                                     =============================

Taxes on income include deferred income taxes on undistributed earnings (not considered permanently invested) of certain consolidated subsidiaries net of applicable foreign tax credits.
At December 31, 1994, cumulative earnings of consolidated foreign subsidiaries designated as permanently invested were approximately $41 million. Deferred income taxes are not provided on permanently invested earnings.

Sources of pretax income are summarized as follows:

(in thousands)     1994       1993       1992
                 ----------------------------
Domestic       $ 13,101   $ 19,290   $ 16,671
Foreign          14,671      8,952     (5,003)
                 ----------------------------
Total          $ 27,772   $ 28,242   $ 11,668 (1)
                 ============================
(1) 1992 includes special charges of $14.7 million as discussed in
Note 2.

Federal Tax Litigation-The United States Internal Revenue Service issued a notice of deficiency with respect to the Company's income tax liabilities for the years 1986 and 1987 asserting an aggregate liability of tax of approximately $7.9 million. The Company subsequently filed a petition in the U.S. Tax Court contesting all of the asserted deficiency, and made a partial payment of tax. Settlement negotiations with the Internal Revenue Service have now been concluded with respect to this matter. Under the terms of the proposed settlement, the Company would be entitled to receive a net refund of approximately $300,000. However, there has been no final settlement because the matter has been held in abeyance pending resolution of the Company's refund proposals arising out of its 1992 writeoffs.

The Company is engaged in discussions with the Internal Revenue Service with respect to Federal income tax refunds arising out of the 1992 writeoffs involving approximately $9 million of tax. It is not possible to predict at this time the extent to which the Internal Revenue Service will agree with the Company's proposed income tax refunds, or the effect upon the settlement of the issues in the Company's tax years 1986 and 1987.

The Internal Revenue Service has issued a notice of proposed deficiency with respect to tax years 1988 and 1989 proposing to assert deficiencies in tax and penalties in the aggregate amount of approximately $9.9 million. The Company has agreed to adjustments that will result in a deficiency in tax in the amount of approximately $500,000 for 1988 and has filed a protest with respect to the remaining unagreed proposed deficiency. Because of the number and complexity of the issues involved, resolution of the issues may require a number of years. Management believes that the ultimate resolution of these matters will not have a material adverse effect on the Company's financial position or results of operations.

Note 10 - Other Income - Net

Other Income-net includes the following:
(in thousands)                            1994     1993     1992

Investment income                      $ 4,233  $ 6,055  $ 4,277
Interest expense                        (3,254)  (2,459)  (3,512)
Gain on sale of Intercargo stock             -    5,761        -
Gain on sale of assets                   1,168    1,829        -
Equity in earnings of affiliates         1,157      641    1,284
Foreign exchange                           729    1,249      928
                                       -------------------------
Total                                  $ 4,033  $13,076  $ 2,977
                                       =========================

Note 11 - Business Segment Information

The Company operates in the international freight forwarding industry, which encompasses air freight forwarding, customs brokerage and other, as well as ocean freight forwarding. No customer accounted for ten percent or more of consolidated revenue.

Certain information regarding the Company's operations by regions is summarized below. The 1993 and 1992 segment information has been reclassified to conform to the 1994 presentation.

                 North                 Far     Latin     Other Corporate     Elimi-    Consol-
               America    Europe      East   America     Areas  Overhead    nations     idated
(in thousands)
Year ended December 31, 1994:
Total revenue $255,592  $ 91,771  $ 91,115  $ 19,649  $ 21,757  $      -  $ (10,336)  $469,548
Transfers
  between
  regions       (2,481)   (1,344)   (2,687)   (2,377)   (1,447)        -     10,336          -
Revenue from
  customers   $253,111  $ 90,427  $ 88,428  $ 17,272  $ 20,310  $      -  $       -   $469,548
Net revenue   $ 97,245  $ 50,222  $ 21,756  $  8,474  $ 16,442  $      -  $       -   $194,139
Income (loss)
  from opera-
  tions       $ 18,718  $  9,635  $  3,121  $  2,136  $  3,373  $(13,244) $       -   $ 23,739
Identifiable
  assets      $144,662  $ 83,581  $ 76,176  $ 13,979  $ 26,096  $ 84,354  $(104,384)  $324,464

Year ended December 31, 1993:
Total revenue $221,485  $ 83,601  $ 96,103  $ 19,144  $ 18,819  $      -  $  (9,214)  $429,938
Transfers
  between
  regions       (4,976)   (2,128)     (967)   (1,018)     (125)        -      9,214          -
Revenue from
  customers   $216,509  $ 81,473  $ 95,136  $ 18,126  $ 18,694  $      -  $       -   $429,938
Net revenue   $ 94,720  $ 45,995  $ 20,701  $  6,685  $ 14,352  $      -  $       -   $182,453
Income (loss)
  from opera-
  tions       $ 19,302  $  3,019  $  1,593  $  1,761  $  3,019  $(13,528) $       -   $ 15,166
Identifiable
  assets      $153,169  $ 69,627  $ 73,821  $ 10,051  $ 21,051  $ 84,891  $(109,690)  $302,920

Year ended December 31, 1992:
Total revenue $223,608  $105,131  $ 89,365  $  8,095  $ 18,764  $      -  $ (13,295)  $431,668
Transfers
  between
  regions       (5,463)   (3,291)   (1,443)   (2,323)     (775)        -     13,295          -
Revenue from
  customers   $218,145  $101,840  $ 87,922  $  5,772  $ 17,989  $      -  $       -   $431,668
Net revenue   $ 93,456  $ 61,005  $ 20,725  $  4,784  $ 14,730  $      -  $       -   $194,700
Income (loss)
  from opera-
  tions       $ 20,561  $ (6,667) $  3,734  $    852  $  1,424  $(11,213) $       -   $  8,691
Identifiable
  assets      $142,239  $ 85,924  $ 79,270  $  7,548  $ 19,997  $ 88,592  $(126,330)  $297,240

Revenue from transfers between regions represents approximate amounts that would be charged if the services were provided by an unaffiliated company. Total region revenue is reconciled with total consolidated revenue by eliminating inter-regional revenue. 1992 income (loss) from operations excluding the effect of special charges ($14.7 million) for North America, Europe, Far East, Latin America, Other Areas, Corporate Overhead and Consolidated is $20,741,000, $5,318,000, $4,659,000, $1,014,000, $2,363,000,
$(10,724,000) and $23,371,000, respectively.

Note 12 - Quarterly Data (unaudited)

The quarterly financial information presented below reflects all adjustments which, in the opinion of management, are of a normal and recurring nature necessary to present fairly the results of operations for the periods presented.

(in thousands except per share amounts)
                             Net       Net   Net Income   Dividend
               Revenue   Revenue    Income    Per Share  Per Share
------------------------------------------------------------------
1994 Quarters:
4th Quarter   $127,484  $ 51,568  $  4,513        $ .28      $ .11
3rd Quarter    122,898    50,415     4,884          .30          -
2nd Quarter    115,940    47,057     4,289          .26        .10
1st Quarter    103,226    45,099     3,020          .18          -

1993 Quarters:
4th Quarter   $116,160  $ 47,166  $  4,494        $ .27      $ .10
3rd Quarter    108,985    46,280     7,498          .45          -
2nd Quarter    109,569    45,334     4,105          .25        .10
1st Quarter     95,224    43,673     2,997          .18          -

Independent Auditors' Report

The Board of Directors and Stockholders of the Harper Group, Inc.:

We have audited the accompanying consolidated balance sheets of the Harper Group, Inc. and subsidiaries as of December 31, 1994 and 1993, and the related consolidated income statements and consolidated statements of stockholders' equity and cash flows for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Harper Group, Inc. and subsidiaries as of December 31, 1994 and 1993, and the results of operations and their cash flows for each of the three years in the period ended December 31, 1994 in conformity with generally accepted accounting principles.

As discussed in Note 3 to the Consolidated Financial Statements, the Company changed its method of accounting for investments in debt and equity securities in 1994.

/S/ DELOITTE & TOUCHE LLP
San Francisco, California
March 10, 1995

MARKET FOR REGISTRANT'S COMMON STOCK AND RELATED SECURITY HOLDER
MATTERS:

The Company's common stock is traded over the counter under the symbol HARG. The following table sets forth the closing prices in the NASDAQ national market system for the Company's common stock for the calendar periods indicated, as reported by NASDAQ.

                       High            Low
1994
Fourth Quarter      $ 15-3/4        $ 13
Third Quarter         16-1/4          12-1/2
Second Quarter        17              13-3/8
First Quarter         18-1/4          15

1993
Fourth Quarter      $ 18            $ 12-3/4
Third Quarter         15-1/4          12-3/4
Second Quarter        16-3/4          13-1/8
First Quarter         17-1/4          14

As of March 1, 1995, the approximate number of stockholders of record of the Company's common stock, excluding stockholders whose stock is held as nominee or in street name by brokers, was 430.

Dividends Declared

Dividends declared per common share during 1994 and 1993 were:
1994                    1993
July 11       $.10      June 25       $.10
December 19    .11      December 14    .10

The Board of Directors considers payment of cash dividends on a semi-annual basis subject to the availability of earnings, the financial condition of the Company and other relevant factors.

Annual Meeting

The Annual Meeting of Stockholders will be held at 10:30 a.m. on Tuesday, May 9, 1995 at Harper Plaza, 260 Townsend Street, San
Francisco, California 94107.

APPENDIX TO ELECTRONIC FORMAT (edgar) DOCUMENT - purpose is to provide a fair and accurate description of all graphic and image information included in the printed Annual Report to Stockholders accompanying "Management's Discussion and
Analysis", but excluded from this filing.

Graphic #1:
Presents net revenue by product in a bar graph for the years ended December 31, 1994, 1993, and 1992. Each of the three periods has the three products stacked into one bar. This information is also presented numerically in the Selected Financial Data section on page 1 of the Annual Report to Stockholders in this filing.

Graphic #2:
Presents operating margin percentages in a bar graph for the years ended December 31, 1994, 1993, and 1992. Operating margin for these periods is calculable from the Consolidated Income
Statements presented in this filing (page 14 of the Annual Report to Stockholders) by dividing income from operations by net revenue.


The graph includes a note stating that the 1992 ratio excludes the effect of special charges taken against income from operations in 1992 of $14.7 million.

Graphic #3:
Presents operating margin percentages by region and year in a bar graph for the years ended December 31, 1994, 1993, and 1992.
The regions in the graph conform to regions included in Note 11 - Business Segment Information in Notes to Consolidated Financial Statements presented in this filing (pages 21 and 22 of the Annual Report to Stockholders) except for corporate overhead charges as explained below.

The percentages in the graph are calculable from the segment footnote when corporate overhead charges are excluded from total consolidated operating income. It is noted on the graph that percentages exclude the effect of special charges recorded during 1992, and corporate overhead charges from 1992 through 1994.

Graphic #4:
Presents 1994 revenue by region in a pie chart. The regions in the graph conform to operating regions included in Note 11 - Business Segment Information in Notes to Consolidated Financial Statements in the Annual Report to Stockholders (pages 21 and 22) presented in this filing. The percentages used in the graph are derived from amounts in the footnote designated as revenue from customers.