Form 10-K, Exhibit 13
period 1995-12-31
HARPER GROUP INC /DE/
filed 1996-03-26
CIK 45674



SELECTED FINANCIAL DATA
the Harper Group, Inc. and Subsidiaries
(dollars in thousands except per share and employee amounts)

Year ended December 31

                 1995          1994          1993          1992          1991
                 ----          ----          ----          ----          ----
Revenue
Air freight
  forwarding $346,624  64% $313,012  67% $282,031  66% $272,159  63% $279,734  62%
Customs brokerage
  and other   102,377  19    77,694  16    62,066  14    66,692  15    62,337  14
Ocean freight
  forwarding   93,327  17    78,842  17    85,841  20    92,817  22   111,359  24
             -------- ---- -------- ---- -------- ---- -------- ---- -------- ----
Total        $542,328 100% $469,548 100% $429,938 100% $431,668 100% $453,430 100%
             ======== ==== ======== ==== ======== ==== ======== ==== ======== ====

Net revenue
Air freight
  forwarding $ 87,747  40% $ 87,467  45% $ 86,322  47% $ 89,919  46% $ 87,719  46%
Customs brokerage
  and other   102,377  46    77,694  40    62,066  34    66,692  34    62,337  33
Ocean freight
  forwarding   31,687  14    28,978  15    34,065  19    38,089  20    38,964  21
             -------- ---- -------- ---- -------- ---- -------- ---- -------- ----
Total        $221,811 100% $194,139 100% $182,453 100% $194,700 100% $189,020 100%
             ======== ==== ======== ==== ======== ==== ======== ==== ======== ====

Income from
  operations
  (A)(B)     $ 27,229      $ 23,739      $ 15,166      $  8,691      $ 21,193
Net income
  (A)(B)       18,872        16,706        19,094         4,969        16,663
Net income
  per share      1.18          1.02          1.15           .30          1.02
Dividends declared
  per share       .22           .21           .20           .20           .19

At December 31:
Working
  capital    $ 73,007      $ 42,674      $ 32,241      $ 22,502      $ 42,810
Marketable
  securities   36,544        41,660        47,869        35,823        23,781
Total assets  336,743       324,464       302,920       297,240       317,740
Long-term
  obligations  30,053        31,867        22,561        26,079        33,000
Stockholders'
  equity     $165,456      $151,349      $145,175      $130,702      $131,305
Number of
  employees     3,214         3,150         3,025         3,175         3,279



(A) 1993 includes an after-tax gain on the sale of Intercargo stock of $2,874,000 ($.17 per share) and an after tax gain on the sale of real property in Hong Kong of $1,812,000 ($.11 per share).
(B) 1992 includes special charges of $14.7 million resulting in an after-tax loss of $12.6 million ($.75 per share).

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

the Harper Group, Inc. and Subsidiaries

Results of Operations:
1995 versus 1994

Revenue in 1995 increased by $72.8 million or 16% over 1994:

Air freight revenue increased by $33.6 million or 11% over 1994 as a result of revenue increases from North America, Europe, and the Far East. The increase resulted primarily from an increase in weight shipped in these regions offset by lower revenue per kilo. Pricing on air freight shipments continues to be highly competitive which caused lower revenue per kilo and a decline in yields.

Customs brokerage and other revenue, which includes warehousing, distribution and other fee based services, increased $24.7 million or 32% over 1994. Customs brokerage revenue increased as a result of an increase in the number of customs brokerage entries, primarily in North America and Europe. Warehousing and distribution revenues increased in North America and Europe, and to a lesser extent in all other regions, as a direct result of the Company's efforts to provide customers with a broader range of logistics services.

Ocean freight revenue increased $14.5 million or 18% over 1994 as a result of an increase in the number of shipments and an increase in the average revenue per shipment. Revenue increases were derived from North America and Europe. The increase in average revenue per shipment is due to the Company's focus on providing a broader range of ocean freight forwarding services.

Net revenue in 1995 increased by $27.7 million or 14% over 1994:

Air freight net revenue levels were consistent with the prior year. As a result of competitive pricing pressures and rising cargo space costs from carriers the Company continues to experience air freight yield erosion. Over the past few years a higher demand for carrier space created upward pressure on air freight consolidation costs, which have not been passed on to customers in all cases.

Ocean freight net revenue increased $2.7 million or 9% over the prior year as a result of revenue increases from Europe and North America. The Company experienced some yield erosion in 1995 compared to 1994 due to increases in ocean carrier costs.

Salaries and related costs increased $15.8 million or 15% over the prior year as a result of an increase in the number of employees primarily in Europe where salary costs tend to be higher. Salaries as a percentage of net revenue are consistent with prior year levels.

Operating, selling and administrative costs increased $8.4 million or 13% as a result of processing more transactions and additional occupancy costs of new facilities. The new facilities have been added to support the increases in warehousing and distribution revenue.

Other income - net is less than the prior year primarily as a result of lower net foreign exchange gains which was slightly offset by an increase in investment income. Foreign exchange gains and losses are generally not material and are a normal and recurring part of the Company's operations. The Company manages foreign currency risks through spot rates and forward contracts. In 1995, foreign currency losses were concentrated in Japan and Mexico. Investment income, primarily interest income, was slightly higher than the prior year due to higher invested balances.

The effective income tax rates for 1995 and 1994 were 38.2% and 39.8%, respectively. The Company's effective tax rate fluctuates due to changes in foreign tax rates and regulations and the level of pre-tax profit in those countries.

1994 versus 1993

Revenue in 1994 increased by $39.6 million or 9% over 1993:

Air freight revenue increased $31.0 million, or 11% over 1993. This increase reflects a moderate increase in the number of shipments from North America, the Far East and the Middle East offset by a moderate decrease in shipments from Australasia and Latin America. European shipments were consistent with 1993 levels. An increase in weight per shipment contributed to improved air revenue in all regions except for Europe.

Customs brokerage and other revenue, which includes warehousing, distribution and other revenue, increased $15.6 million, or 25%, as a result of positive contributions from all geographic areas. The increase in 1994 is primarily attributed to North America.

Ocean freight revenue declined by $7.0 million, or 8%, as a result of a decrease in the number of indirect shipments and average weight per shipment, primarily in the Far East, and to a lesser extent in all other regions.

Net revenue in 1994 increased by $11.7 million or 6% over 1993:

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

In 1994, North American operating income decreased compared to 1993 as a result of increased salary costs incurred to add sales and services. European operating income increased due to a turnaround of European international trade in 1994 and the adverse effects of restructuring the European operations in 1993.

Other income - net decreased from 1993 as a result of the sale of the Company's equity investment in Intercargo Corporation in 1993, increased interest expense due to increased interest rates and reduced earnings from the Company's investment portfolio in 1994 compared to 1993.

Taxes on income increased as a result of increased earnings in higher tax rate countries.

Liquidity and Capital Resources, 1995 and 1994:

Commercial paper issued and outstanding at the end of 1995 and 1994 was $25 million which is supported by a $25 million back-up facility. In addition, the Company has short term uncommitted, available lines of credit of up to $27 million which management believes is adequate to supplement cash flows from operations, fund its capital expenditures and pay dividends.

Capital expenditures for 1995 and 1994 were $13 million and $17 million, respectively, representing investments in information technology and investments in new facilities, primarily in North America.

In December, 1995, the Company sold and leased back six of its North American facilities. Proceeds from the sale were approximately $15 million. No gain or loss was recognized on the transaction. The Company believes the sale and leaseback transaction improves the utilization of the Company's assets and makes its balance sheet more comparable with companies in its peer group.

During 1994, the Company's Board of Directors approved stock repurchase programs whereby the Company may purchase a total of 1,000,000 shares of its common stock on the open market. The Company repurchased 287,000 and 500,000 shares in 1995 and 1994, respectively.

Net cash provided by operating activities increased to $22.2 million in 1995 from $16.7 million in 1994. During 1995, the Company implemented reporting, training and measurement systems which were designed to improve the Company's trade working capital position and cash flow from operations. The Company believes these efforts will improve the Company's ability to generate cash.

The Company makes significant disbursements on behalf of its customers for transportation costs and customs duties. The billings to customers for these disbursements, which are several times the amount of revenue and fees derived from these transactions, are not recorded as revenue and expense on the Company's income statement.

CONSOLIDATED INCOME STATEMENTS
the Harper Group, Inc. and Subsidiaries
(in thousands except per share amounts)

                                               Year ended December 31
                                              1995      1994      1993
                                              ----      ----      ----
Revenue                                   $542,328  $469,548  $429,938
Freight consolidation costs                320,517   275,409   247,485
                                          --------  --------  --------
Net revenue                                221,811   194,139   182,453

Other costs and expenses:
     Salaries and related                  119,967   104,146    99,605
     Operating, selling and
       administrative                       74,615    66,254    67,682
                                          --------  --------  --------
Total other costs and expenses             194,582   170,400   167,287
                                          --------  --------  --------
Income from operations                      27,229    23,739    15,166

Other income-net (Note 10)                   3,307     4,033    13,076
                                          --------  --------  --------
Income before taxes on income               30,536    27,772    28,242

Taxes on income (Note 9)                    11,664    11,066     9,148
                                          --------  --------  --------
Net income                                $ 18,872  $ 16,706  $ 19,094
                                          ========  ========  ========
Net income per share                      $   1.18  $   1.02  $   1.15
                                          ========  ========  ========
Weighted average common shares
  outstanding                               16,021    16,428    16,602
                                          ========  ========  ========

See Notes to Consolidated Financial Statements

CONSOLIDATED BALANCE SHEETS
the Harper Group, Inc. and Subsidiaries
(in thousands except share and per share amounts)
                                                       December 31
                                                     1995       1994
                                                     ----       ----
Assets
Current assets:
    Cash and equivalents                        $  22,439  $  18,135
    Short-term investments                         11,299      2,126
    Accounts receivable less allowance
      (1995, $4,739; 1994, $4,414)                166,885    153,664
    Other current assets                            6,741      4,791
                                                ---------  ---------
        Total current assets                      207,364    178,716

Property:
    Land                                           16,876     21,836
    Buildings and improvements                     56,297     69,606
    Equipment and furniture                        56,835     51,008
                                                ---------  ---------
        Total                                     130,008    142,450
    Less accumulated depreciation                  56,413     55,032
                                                ---------  ---------
        Property - net                             73,595     87,418

Marketable securities (Note 3)                     36,544     41,660
Other assets                                       19,240     16,670
                                                ---------  ---------
        Total Assets                            $ 336,743  $ 324,464
                                                =========  =========

Liabilities and Stockholders' Equity
Current liabilities:
    Notes payable to banks                      $   2,898  $  14,385
    Accounts payable                              101,313     93,384
    Accrued salaries and related                    9,084      7,274
    Dividends payable                               1,756      1,775
    Other current liabilities                      19,306     19,224
                                                ---------  ---------
        Total current liabilities                 134,357    136,042

Deferred income taxes (Note 9)                      6,877      5,206
Long-term notes payable (Note 5)                   30,053     31,867
Commitments and contingencies (Note 7)                  -          -
Stockholders' equity:
    Preferred stock, $1 par: shares authorized,
      1,000,000                                         -          -
    Common stock, $1 par: shares authorized,
      40,000,000; shares issued and outstanding
      (including treasury shares) 1995,
      16,250,669; 1994, 16,132,678 (Note 8)        19,956     18,600
    Treasury stock, at cost, 287,000 shares        (4,890)         -
    Retained earnings                             155,427    140,063
    Unrealized change in value of
      marketable securities (Note 3)                 (806)    (2,657)
    Cumulative translation adjustments             (4,231)    (4,657)
                                                ---------  ---------
        Total stockholders' equity                165,456    151,349
                                                ---------  ---------
        Total Liabilities and
          stockholders' equity                  $ 336,743  $ 324,464
                                                =========  =========

See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY the Harper Group, Inc. and Subsidiaries

(in thousands except share and per share amounts)
For the years ended December 31, 1995, 1994 and 1993


                                                                Cumu-
                                                               lative  Unrealized
                                                               Trans-   Change in    Total
                                                               lation    Value of   Stock-
                    Common Stock    Treasury Stock   Retained  Adjust- Marketable holders'
                   Shares  Amount   Shares   Amount  Earnings   ments  Securities   Equity
                   ------  ------   ------   ------  --------  ------  ----------  -------
Balance December
  31, 1992     16,598,525 $25,401       --       --  $110,999  $(5,698)       --  $130,702
  Net income           --      --       --       --    19,094       --        --    19,094
  Cash dividends
    ($.20 per share)   --      --       --       --    (3,323)      --        --    (3,323)
  Exercise of
    stock options,
    net of taxes   27,278     285       --       --        --       --        --       285
  Foreign currency
    translation        --      --       --       --        --   (1,583)       --    (1,583)
                --------- ------- -------- --------  --------  -------   -------  --------
Balance December
  31, 1993     16,625,803 $25,686       --       --  $126,770  $(7,281)       --  $145,175
  Net income           --      --       --       --    16,706       --        --    16,706
  Cash dividends
    ($.21 per share)   --      --       --       --    (3,413)      --        --    (3,413)
  Exercise of stock
    options, net of
    taxes           6,875      86       --       --        --       --        --        86
  Repurchase and
    retirement of
    common stock (500,000) (7,172)      --       --        --       --        --    (7,172)
  Change in the
    value of
    marketable
    securities         --      --       --       --        --       --   $(2,657)   (2,657)
  Foreign currency
    translation        --      --       --       --        --    2,624        --     2,624
               ---------- ------- --------  -------  --------  -------   -------  --------
Balance December
  31, 1994     16,132,678 $18,600       --       --  $140,063  $(4,657)  $(2,657) $151,349
  Net income           --      --       --       --    18,872       --        --    18,872
  Cash dividends
    ($.22 per share)   --      --       --       --    (3,508)      --        --    (3,508)
  Exercise of
    stock options,
    net of taxes  117,991   1,356       --       --        --       --        --     1,356
  Purchase of
    treasury stock     --      -- (287,000)  (4,890)       --       --        --    (4,890)
  Change in the
    value of
    marketable
    securities         --      --       --       --        --       --     1,851     1,851
  Foreign currency
    translation        --      --       --       --        --      426        --       426
               ---------- ------- --------  -------  --------  -------   -------  --------
Balance December
  31, 1995     16,250,669 $19,956 (287,000) $(4,890) $155,427  $(4,231)  $  (806) $165,456
               ========== ======= ========  =======  ========  =======   =======  ========




See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF CASH FLOWS
the Harper Group, Inc. and Subsidiaries
(in thousands)
                                              Year ended December 31
                                             1995      1994      1993
                                             ----      ----      ----
Operating activities:
    Net income                            $18,872   $16,706   $19,094
    Adjustments to reconcile net income
         to net cash provided by
         operating activities:
         Depreciation and amortization     10,700    10,005     9,717
         Provision for doubtful accounts    3,130     2,239     3,418
         Deferred income taxes                653      (150)   (1,553)
         Gains on sales of real
            property, investments, equipment
            and equity investments           (911)   (1,261)   (7,590)
         Equity in earnings of affiliates    (679)   (1,157)     (641)
         Other                                461       609       564
         Net effect of changes in:
              Accounts receivable         (18,192)  (17,617)   (8,832)
              Other current assets         (1,967)    1,882     2,197
              Accounts payable              8,225     2,149    (2,426)
              Other current liabilities     1,949     3,312      (813)
                                          -------   -------   --------
Net cash provided by operating activities  22,241    16,717    13,135

Investing activities:
     Proceeds from sales of property       19,720     2,923    14,421
     Proceeds from sales of equity
       investments                              -     1,007    12,413
     Proceeds from sales of
       marketable securities                7,108    25,301    61,390
     Purchases of marketable securities         -   (23,085)  (73,436)
     Short-term investments-net            (8,482)     (100)      559
     Capital expenditures                 (12,690)  (16,817)  (15,840)
     Acquisition of businesses             (2,772)   (1,458)        -
     Other                                     11      (263)      279
                                          -------   -------   -------
Net cash provided by (used in)
  investing activities                      2,895   (12,492)     (214)

Financing activities:
     Issuance (repayment) of long-term
       notes payable - net                 (1,814)    9,306    (3,518)
     Increase (decrease) in notes payable (11,487)    2,752      (609)
     Payments of dividends                 (3,551)   (3,301)   (3,323)
     Proceeds from exercise of
       stock options                        1,206        86       268
     Common stock repurchase               (4,890)   (7,172)        -
                                          -------   -------   -------
Net cash provided by (used in)
  financing activities                    (20,536)    1,671    (7,182)
Effect of exchange rate changes on cash      (296)      937      (651)
                                          -------   -------   -------
Increase in cash and equivalents            4,304     6,833     5,088
Cash and equivalents at beginning of year  18,135    11,302     6,214
                                          -------   -------   -------
Cash and equivalents at end of year       $22,439   $18,135   $11,302
                                          =======   =======   =======
Cash paid for interest expense            $ 3,448   $ 3,206   $ 2,463
                                          =======   =======   =======
Cash paid for income taxes                $10,246   $ 7,645   $10,884
                                          =======   =======   =======

See Notes to Consolidated Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS the Harper Group, Inc. and Subsidiaries

Note 1 - Significant Accounting Policies
Nature of Operations - The Harper Group Inc. (the Company), is an international transportation and logistics service provider. The Company's services are provided through its network of 356 offices, distribution centers, and agents located in approximately 94 countries on six continents. The Company's principal lines of business are air freight forwarding, ocean freight forwarding, customs brokerage and value added services such as insurance, warehousing and distribution. The principal markets for all lines of business are North America, Europe and the Far East with significant operations in the Middle East, Latin America and the South Pacific (see Note 11).

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Principles of Consolidation - The accompanying consolidated financial statements include the Harper Group, Inc. and its majority-owned subsidiaries. Investments in 50% or less owned affiliates are accounted for by the equity method. All significant intercompany balances and transactions have been eliminated.

Cash and Equivalents include demand deposits and investments with original maturities of three months or less.

Short-term Investments include deposits of cash in interest bearing securities which have maturities of greater than 90 days and less than one year.

Property and equipment are stated at cost. Depreciation is computed principally by the straight-line method at rates based on the estimated useful lives of the various classes of property as follows: building, 20-50 years; leasehold improvements, life of the lease or estimated useful life if shorter; equipment and furniture, 3-10 years.

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

Taxes on Income - Under Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes," the Company provides a deferred tax expense or benefit equal to the change in the deferred tax assets and liabilities during the year. Deferred income taxes represent tax credit carry forwards and future tax effects resulting from temporary differences between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

Foreign Currency Translation - Most foreign assets and liabilities are translated using month-end exchange rates. The impact of exchange rate changes is shown as "Cumulative translation adjustments" in stock-holders' equity. Gains and losses from foreign exchange transactions are included in net income.

Fair Value of Financial Instruments - The fair values presented through-out these financial statements have been estimated using appropriate valuation methodologies and market information available at December 31, 1995 and 1994. However, considerable judgment is required in interpreting market data to develop estimates of fair value and the estimates presented are not necessarily indicative of the amounts that the Company could realize in a current market exchange. The use of different market assumptions or estimation methodologies could have a material effect on the estimated fair values. Additionally, the fair values presented throughout these financial statements have not been estimated since December 31, 1995. Current estimates of fair value may differ significantly from the amounts presented.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

     Cash and equivalents, accounts receivable and payable, short-term investments and notes payable to banks - The carrying amount of these items approximates fair value.

     Marketable securities - The fair value is based on quoted market prices. As discussed in Note 3, these securities are recorded at fair value.

     Long-term notes payable - The fair value of the Company's long-term debt is estimated based on quoted market prices for the same or similar issues or on the current rates offered to the Company for debt of the same remaining maturities. The carrying amount of these items approximate their fair value.

Foreign Currency Forward Contracts - The Company uses foreign currency forward contracts to hedge foreign currency exposure on accounts payable transactions in certain currencies. These contracts do not subject the Company to risk due to exchange rate movements because gains and losses on these contracts offset gains and losses on the payables being hedged. At December 31, 1995, the notional value of foreign currency forward contracts outstanding was approximately $900,000 with a duration of 15 to 30 days. The market value approximated cost.

New Accounting Standards:
Impairment of Long Lived Assets - In 1996 the Company will be subject to the provisions of SFAS No.121, "Accounting for the Impairment of Long Lived Assets," which establishes recognition and measurement criteria for impairment losses when a company no longer expects to recover the carrying value of a long lived asset. Management does not expect that the adoption of SFAS No.121 will have a material effect on the Company's financial statements.

Stock Based Options - In 1995, the Financial Accounting Standards Board issued SFAS No.123, "Accounting for Stock-Based Compensation," which requires adoption of its disclosure provisions in 1996. The new standard defines a fair value method of accounting for stock options and other equity instruments. Under the fair value method, compensation is measured at the grant date based on the fair value of the award and is recognized over the service period, which is usually the vesting period. The new standard encourages but does not require, adoption of the fair value method of accounting for stock-based transactions. SFAS No.123 permits companies to continue to account for such transactions under Accounting Principles Board Opinion APB No. 25, "Accounting for Stock Issued to Employees," but requires a disclosure of pro forma net income and earnings per share as if the company had applied the new method of accounting. The Company has elected to continue to account for stock-based compensation under APB No. 25 and will adopt the disclosure requirements of SFAS No. 123 in 1996.

Note 2 - Acquisitions
During 1995, the company acquired two companies engaged in freight forwarding and customs brokerage services for a purchase price of $2.8 million. Both acquisitions were accounted for under the purchase method. The excess of cost over the sum of identifiable net assets acquired have been allocated to intangible assets, to be amortized over estimated lives of 20 years.

In February, 1996, the Company acquired substantially all the operating freight forwarding assets of Celadon/Jacky Maeder, Ltd., a U.S. based international freight forwarding and customs brokerage company. This acquisition will be treated as a purchase. The purchase price is contingent upon future net revenues.

Note 3 - Long-term Marketable Securities
Effective January 1, 1994, the Company adopted SFAS No. 115 "Accounting for Certain Investments in Debt and Equity Securities." The statement requires that debt securities, other than those that the Company has the ability and intent to hold to maturity, and equity securities management has designated as available for sale be carried at fair value. Management has designated marketable debt and equity securities as available for sale. Changes in the fair value of marketable securities are presented in the stockholders' equity section of the balance sheet under the caption "Unrealized change in value of marketable securities", net of deferred taxes. During the twelve months ended December 31, 1995, the unrealized loss in marketable securities before deferred taxes decreased by $2,831,000.

At December 31, 1995 and 1994, the aggregate fair value, gross unrealized (gains) losses, and amortized cost of marketable securities were as follows (in thousands):

                                      1995        1994
                                      ----        ----
Debt Securities
Fair value                        $ 29,692    $ 34,434
Amortized cost                      29,901      37,104
                                  --------    --------
Unrealized loss                   $    209    $  2,670
                                  ========    ========

Equity Securities
Fair value                        $  6,852    $  7,226
Cost                                 7,965       8,709
                                  --------    --------
Unrealized loss                   $  1,113    $  1,483
                                  ========    ========

As of December 31, 1995 unrealized gains are not material.

Contractual maturities of the fair value of debt securities as of December 31, 1995

Within five years       $  27,301
In the sixth year       $   2,391


Note 4 - Borrowing Capacity
At December 31, 1995, the Company had unused borrowing capacity from lines of credit totaling approximately $27 million. Of this, $17 million is available for domestic use and $10 million is available for overseas use. These credit facilities are due for renewal in 1996.

At December 31, 1995, the weighted average short-term borrowing rate for domestic uncommitted lines was 6.7%.

Note 5 - Long-term Notes Payable
Long-term notes payable included commercial paper of $25 million at December 31, 1995 and 1994. The commercial paper is supported by a $25 million backup facility line of credit. Although the commercial paper is issued on a short-term basis, it is classified as long-term because the Company intends to reissue such paper as it matures. At December 31, 1995 and 1994, the weighted average interest rate of outstanding commercial paper was 5.9% and 5.6%, respectively.

At December 31, 1995 and 1994, the Company had long-term notes payable of approximately $5.0 and $6.9 million, respectively (excludes current portion), with a weighted average interest rate of 7.2% and 7.1%, respectively. These notes are secured by real property.

Principal payments on long-term notes that mature in 1996 ($2.9 million) are classified as notes payable to banks. Principal payments for 1997 through 2000 are approximately $0.9 million, $1.5 million, $0.5 million, and $1.3 million, respectively. Principal repayments for 2001 through 2003 are approximately $0.8 million.


Note 6 - Lease Commitments
At December 31, 1995, commitments on long-term operating lease agreements for facilities require the following minimum annual rentals:

(in thousands)
1996                     $ 8,890
1997                       7,140
1998                       5,911
1999                       5,239
2000                       4,941
2001 and subsequent       49,987
                         -------
Total                    $82,108
                         =======

Rental expense under such leases was $7,803,000 in 1995, $7,311,000 in 1994, and $9,377,000 in 1993, net of rents from subleases of $1,260,000,
$755,000, and $219,000, respectively. Total rental expense (including the foregoing leases) was $9,375,000 in 1995, $9,123,000 in 1994, and $11,114,000 in 1993.

In December 1995, the Company sold and leased back six properties which generated net proceeds of approximately $14.7 million. The operating lease term is for 15 years and requires minimum annual rentals of $1,421,000 in 1996, $1,534,000 in 1997, $1,717,000 in 1998, $1,717,000
in 1999, $1,717,000 in 2000 and $17,850,000 thereafter.


Note 7 - Contingencies
The Company is party to routine litigation incidental to its business, primarily claims for goods lost or damaged in transit or improperly shipped. Some of the lawsuits to which the Company is a party are covered by insurance and are being defended by the Company's insurance carriers. The Company has established reserves and it is management's opinion that the resolution of such litigation will not have a material adverse effect on the Company's consolidated financial position or results of operations.

Note 8 - Common Stock
Stock repurchase programs totaling one million shares have been approved by the Board of Directors. During 1995, the Company acquired 287,000 shares of its common stock at an average purchase price of $17.04 per share which are being held as treasury stock. During 1994, the Company acquired and retired 500,000 shares of its common stock at an average price of $14.34 per share.

Stock Options Plan
The 1982 Stock Option Plan and the 1990 Stock Option Plan provide for the granting of non-qualified or incentive stock options to directors, officers and key employees for a maximum of 956,250 common shares at not less than fair market value on the date of grant. The Human Resources, Compensation and Nominating Committee of the Board of Directors determines the exercise period for the options. Under these plans, Stock Options are generally issued with the restriction that no option may be exercised before three years from date of grant nor later than ten years from date of grant.


The 1994 Omnibus Equity Incentive Plan provides for the granting of stock options, stock appreciation rights, restricted stock awards, performance unit awards and performance share awards to key employees and consultants of the Company and its subsidiaries for a maximum amount of 750,000 common shares. Stock options under this plan are generally issued at an option price at not less than fair market value on the date of grant (To date, no stock options have been granted below fair market value). Stock options under this plan are generally issued with the restriction that no option may be exercised before one year from the date of grant nor later than ten years from the date of grant.

A summary of stock option transactions follows:

                                      Shares         Option price
                                   under option       per share
                                   ------------     ------------
Outstanding at December 31, 1992      392,294    $ 7.89  - $22.00
  Granted                             126,000     12.75  -  16.50
  Exercised                           (27,278)     7.89  -  10.67
  Canceled                            (39,701)    10.67  -  22.00
                                     --------
Outstanding at December 31, 1993      451,315      9.67  -  16.00
  Granted                             458,750     13.00  -  17.00
  Exercised                            (6,875)    10.54  -  14.25
  Canceled                           (138,871)    10.54  -  16.00
                                     --------
Outstanding at December 31, 1994      764,319      9.67  -  17.00
  Granted                             380,634     13.75  -  17.25
  Exercised                          (117,991)     9.67  -  16.25
  Canceled                            (38,249)     9.67  -  17.00
                                     --------
Outstanding at December 31, 1995      988,713     10.54  -  17.00
                                     ========

                                        December 31,
                                  1995       1994       1993
                               -------    -------    -------
Options available for grant    203,687    546,072    115,951
Options exercisable            228,552    130,620     97,726


During 1993, 146,450 options were repriced from $22.00 per share to $16.00 per share. During 1994, 37,500 options were repriced from $19.00 per share to $16.00 per share. No shares were repriced during 1995.

Shareholder Rights Plan
In October, 1994, the Company adopted a Shareholder Rights Plan and declared a dividend distribution of one preferred share purchase Right for each outstanding share of the Company's common stock. Each Right will entitle stockholders to buy one one-hundredth of a share of a new series of junior participating preferred stock at an exercise price of $53.00.

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

Note 9 - Taxes on Income

Taxes on income include the following:

(in thousands)                    1995       1994       1993
                                  ----       ----       ----
Federal:
  Current                      $ 5,728    $ 7,476    $ 8,192
  Deferred                        (667)    (1,892)    (2,245)
State:
  Current                          978        979      1,787
Foreign:
  Current                        4,305      2,761        722
  Deferred                       1,320      1,742        692
                               -------    -------    -------
Total                          $11,664    $11,066    $ 9,148
                               =======    =======    =======

Significant components of the Company's net deferred tax liability are as follows:

December 31 (in thousands)             1995         1994
                                       ----         ----
Deferred tax liabilities:
Undistributed earnings
  of subsidiaries                   $ 9,689      $11,211
Accelerated depreciation              4,176        4,322
Gain on sale of property              2,778        1,701
Incentive compensation                  338            -
Investment in subsidiary                232          232
                                    -------      -------
                                    $17,213      $17,466
                                    =======      =======

Deferred tax assets:
Intercompany billings                 6,462        6,462
Bad debts                               953        1,137
Vacation pay                            649          599
Incentive compensation                    -          519
Self insurance reserves               1,053        1,347
Valuation of marketable securities      516        1,496
Other                                   703          700
                                    -------      -------
                                     10,336       12,260
                                    =======      =======
Net deferred tax liability          $ 6,877      $ 5,206
                                    =======      =======

Taxes on income were different than the amount computed by applying the United States federal statutory income tax rate. Such differences are summarized as follows:

(in thousands)                     1995       1994       1993
                                   ----       ----       ----
Tax computed at 35%             $10,688    $ 9,720    $ 9,885
Increases (decreases)
  resulted from:
  Foreign taxes lower
    than federal rate              (411)      (756)    (1,421)
  State taxes on income,
    net of federal income
    tax effect                      636        636      1,162
  Non-deductible items              711        244        229
  Foreign net operating
    losses                          453      1,512       (356)
  Other                            (413)      (290)      (351)
                                -------    -------    -------
Total                           $11,664    $11,066    $ 9,148
                                =======    =======    =======

Taxes on income include deferred income taxes on undistributed earnings (not considered permanently invested) of consolidated subsidiaries net of applicable foreign tax credits. At December 31, 1995, cumulative earnings of consolidated foreign subsidiaries designated as permanently invested were approximately $43 million. Deferred income taxes are not provided on permanently invested earnings.


Sources of pretax income are summarized as follows:

(in thousands)                     1995       1994       1993
                                   ----       ----       ----
Domestic                        $14,513    $13,101    $19,290
Foreign                          16,023     14,671      8,952
                                -------    -------    -------
Total                           $30,536    $27,772    $28,242
                                =======    =======    =======


Federal Tax Litigation:
The United States Internal Revenue Service issued a notice of deficiency with respect to the Company's income tax liabilities for the years 1986 and 1987 asserting an aggregate liability for tax of approximately $7.9 million. Settlement negotiations with the Internal Revenue Service have now been concluded with respect to this matter. Under the terms of the proposed settlement, the Company would be entitled to receive a net refund of tax of approximately $300,000. However, there has been no final settlement because the matter has been held in abeyance pending resolution of the Company's refund proposals for 1992.

The Company is engaged in discussions with the Internal Revenue Service with respect to the 1992 write offs involving approximately $9 million of tax. It is not possible at this time to determine the extent to which the Internal Revenue Service will agree with the Company's proposed income tax refunds, or the effect upon the settlement of the issues in the Company's tax years 1986 and 1987.

The Internal Revenue Service has issued a notice of proposed deficiency with respect to tax years 1988 and 1989 proposing to assert deficiencies in tax and penalties in the aggregate amount of approximately $9.9 million. The Company has agreed to adjustments that will result in a deficiency in tax in the amount of approximately $500,000 for 1988 and has filed a protest with respect to the remaining unagreed proposed deficiency. The matter is pending before the Internal Revenue Services Appeals Office. Because of the number and complexity of the issues involved, resolution of the controversy may require a number of years. Management believes that the ultimate resolution of these matters will not have a material adverse effect on the Company's financial position or results of operations.


Note 10 - Other Income-Net
Other income-net includes the following:

(in thousands)                      1995       1994       1993
                                    ----       ----       ----
Investment income                $ 4,877    $ 4,233    $ 6,055
Interest expense                  (3,346)    (3,254)    (2,459)
Gain on sale of Intercargo stock       -          -      5,761
Gain on sales of assets            1,057      1,168      1,829
Equity in earnings of affiliates     679      1,157        641
Foreign exchange gains                40        729      1,249
                                 -------    -------    -------
Total                            $ 3,307    $ 4,033    $13,076
                                 =======    =======    =======

Note 11 - Business Segment Information
The Company operates in the international freight forwarding industry, which encompasses air freight forwarding, customs brokerage, ocean freight forwarding and other services. No customer accounted for ten percent or more of consolidated revenue.

Certain information regarding the Company's operations by regions is summarized below.



                North               Far    Latin    Other  Corporate  Elimi-   Consoli-
               America   Europe    East   America   Areas             nations     dated
               -------   ------    ----   -------   -----  ---------  -------    ------
Year ended December 31, 1995:
Total revenue $290,564 $119,018 $101,062 $ 19,214 $ 25,520       -- $ (13,050) $542,328
Transfers
  between
  regions       (2,070)  (2,674)  (3,551)  (2,731)  (2,024)      --    13,050        --
              --------  ------- -------- -------- -------- -------- ---------  --------
Revenues from
  customers   $288,494 $116,344 $ 97,511 $ 16,483 $ 23,496       --        --  $542,328
              ======== ======== ======== ======== ======== ======== =========  ========
Net revenue   $106,084 $ 62,191 $ 24,546 $  9,650 $ 19,340       --        --  $221,811
              ======== ======== ======== ======== ======== ======== =========  ========
Income (loss)
  from
  operations  $ 20,209 $  9,149 $  3,863 $  1,825 $  3,729 $(11,546)       --  $ 27,229
              ======== ======== ======== ======== ======== ======== =========  ========
Identifiable
  assets      $126,681 $ 94,679 $ 74,816 $ 14,022 $ 30,106 $ 90,294 $ (93,855) $336,743
              ======== ======== ======== ======== ======== ======== =========  ========


Year ended December 31, 1994:
Total revenue $255,592 $ 91,771 $ 91,115 $ 19,649 $ 21,757       -- $ (10,336) $469,548
Transfers
  between
  regions       (2,481)  (1,344)  (2,687)  (2,377)  (1,447)      --    10,336        --
              --------  ------- -------- -------- -------- -------- ---------  --------
Revenue from
  customers   $253,111 $ 90,427 $ 88,428 $ 17,272 $ 20,310       --        --  $469,548
              ======== ======== ======== ======== ======== ======== =========  ========
Net revenue   $ 97,245 $ 50,222 $ 21,756 $  8,474 $ 16,442       --        --  $194,139
              ======== ======== ======== ======== ======== ======== =========  ========
Income (loss)
  from
  operations  $ 18,718 $  9,635 $  3,121 $  2,136 $  3,373 $(13,244)       --   $23,739
              ======== ======== ======== ======== ======== ======== =========  ========
Identifiable
  assets      $144,662 $ 83,581 $ 76,176 $ 13,979 $ 26,096 $ 84,354 $(104,384) $324,464
              ======== ======== ======== ======== ======== ======== =========  ========

Year ended December 31, 1993:
Total revenue $221,485 $ 83,601 $ 96,103 $ 19,144 $ 18,819       -- $  (9,214) $429,938
Transfers
  between
  regions       (4,976)  (2,128)    (967)  (1,018)    (125)      --     9,214        --
              --------  ------- -------- -------- -------- -------- ---------  --------
Revenue from
  customers   $216,509 $ 81,473 $ 95,136 $ 18,126 $ 18,694       --        --  $429,938
              ======== ======== ======== ======== ======== ======== =========  ========
Net revenue   $ 94,720 $ 45,995 $ 20,701 $  6,685 $ 14,352       --        --  $182,453
              ======== ======== ======== ======== ======== ======== =========  ========
Income (loss)
  from
  operations  $ 19,302 $  3,019 $  1,593 $  1,761 $  3,019 $(13,528)       --  $ 15,166
              ======== ======== ======== ======== ======== ======== =========  ========
Identifiable
  assets      $153,169 $ 69,627 $ 73,821 $ 10,051 $ 21,051 $ 84,891 $(109,690) $302,920
              ======== ======== ======== ======== ======== ======== =========  ========





Revenue from transfers between regions represents approximate amounts that would be charged if the services were provided by an unaffiliated company. Total regional revenue is reconciled with total consolidated revenue by eliminating inter-regional revenue.


Note 12 - Quarterly Data (unaudited)

(in thousands except per share amounts)
                                  Net      Net  Net income  Dividends
                     Revenue  revenue   income   per share  per share
                     -------  -------   ------  ----------  ---------
1995 Quarters:
4th Quarter         $144,110 $ 58,253 $  5,665       $ .36      $ .11
3rd Quarter          138,279   57,512    5,066         .32          -
2nd Quarter          133,996   54,937    4,601         .29        .11
1st Quarter          125,943   51,109    3,540         .22          -

1994 Quarters:
4th Quarters        $127,484 $ 51,568 $  4,513       $ .28      $ .11
3rd Quarter          122,898   50,415    4,884         .30          -
2nd Quarter          115,940   47,057    4,289         .26        .10
1st Quarter          103,226   45,099    3,020         .18          -

Independent Auditors' Report

The Board of Directors and Stockholders of the Harper Group, Inc.:

We have audited the accompanying consolidated balance sheets of the Harper Group, Inc. (the "Company") and subsidiaries as of December 31, 1995 and 1994, and the related consolidated income statements and consolidated statements of stockholders' equity and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Harper Group, Inc. and subsidiaries as of December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995 in conformity with generally accepted accounting principles.

As discussed in Note 3 to the consolidated financial statements, the Company changed its method of accounting for investments in debt and equity securities in 1994.


/S/ DELOITTE & TOUCHE, LLP
San Francisco, California
March 8, 1996

MARKET PRICE OF COMMON STOCK AND RELATED SECURITY HOLDER
MATTERS:

The Company's common stock is traded over the counter under the symbol HARG. The following table sets forth the closing prices in the NASDAQ national market system for the Company's common stock for the calendar periods indicated, as reported by NASDAQ.

                              High         Low
                              ----         ---
1995
Fourth Quarter              $19-1/2    $16-1/2
Third Quarter                20         16-1/4
Second Quarter               20         15
First Quarter                18         15-1/8

1994
Fourth Quarter              $15-3/4    $13
Third Quarter                16-1/4     12-1/2
Second Quarter               17         13-3/8
First Quarter                18-1/4     15

As of March 1, 1996, the approximate number of stockholders of record of the Company's common stock, excluding stockholders whose stock is held as nominee or in street name by brokers, was 415.

Dividends Declared
Dividends declared per common share during 1995 and 1994 were:

1995                     1994
----                     ----
June 26     $ .11        June 11     $ .10
December 18   .11        December 19   .11

The Board of Directors considers payment of cash dividends on a semi-annual basis subject to the availability of earnings, the financial condition of the Company and other relevant factors.

Annual Meeting
The Annual Meeting of Stockholders will be held at 10:30 a.m. on Tuesday, May 14, 1996 at Harper Plaza, 260 Townsend Street, San
Francisco, California 94107.

APPENDIX TO ELECTRONIC FORMAT (EDGAR) DOCUMENT - purpose is to provide a fair and accurate description of all graphic and image information included in the printed Annual Report to Stockholders accompanying "Management's Discussion and Analysis," but excluded from this filing.

Graph #1
Presents net revenue by product in a bar graph for the fiscal years ended December 31, 1995, 1994 and 1993. Each of the three periods has the three products stacked into one bar. This information is also presented numerically in the Selected Financial Data section on page 1 of the Annual Report to Stockholders in this filing.

Graph #2
Presents 1995 net revenue by region in a pie chart. The regions in the graph conform to operating regions included in Note 11 - Business Segment Information in Notes to Consolidated Financial Statements in the Annual Report to Stockholders (page 30) presented in this filing. The percentages used in the graph are derived from amounts in the footnote designated as net revenue.

Graph #3
Presents income from operations in a bar graph for the years ended December 31, 1995, 1994 and 1993. This information is also presented in the Selected Financial Data and Consolidated Income Statements of the Annual Report to Stockholders in this filing.

Graph #4
Presents operating margin percentages in a bar graph for the years ended December 31, 1995, 1994 and 1993. Operating margin for these periods is calculable from the Consolidated Income Statements presented in this filing (page 20 of the Annual Report to Stockholders) by dividing income from operations by net revenue.